UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No.    )*

                             QUIPP, INC.


                           (Name of Issuer)

                             Common Stock



                    (Title of Class of Securities)

                             748802 10 5

                            (CUSIP Number)



   James E. Pruitt, 425 North Drive, P.O. Box 361907, Melbourne, FL
  32935
                               (407) 254-1212

     (Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

                          December 12, 1993


       (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
  Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

  Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
  Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



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  Note:  Six  copies of  this  statement,  including  all  exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








































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  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James E. Pruitt
            ###-##-####
  _________________________________________________________________
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
          (b) / /
  _________________________________________________________________
  3  SEC USE ONLY

  _________________________________________________________________
  4  SOURCE OF FUNDS*

            PF

  _________________________________________________________________
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or (e) / /
  _________________________________________________________________
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
  _________________________________________________________________
                      7    SOLE VOTING POWER
     NUMBER OF                  119,400 shares
       SHARES         _________________________
    BENEFICIALLY      8    SHARED VOTING POWER
      OWNED BY             - 0 - shares
         EACH         _____________________________________________
      REPORTING       9    SOLE DISPOSITIVE POWER
       PERSON              119,400 shares
         WITH         _____________________________________________
                      10   SHARED DISPOSITIVE POWER
                           - 0 - shares
  _________________________________________________________________
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            119,400 shares
  _________________________________________________________________
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
  SHARES*                 / /

  _________________________________________________________________
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.4%
  _________________________________________________________________
  14 TYPE OF REPORTING PERSON*
            IN
  _________________________________________________________________
SEE INSTRUCTIONS BEFORE FILLING OUT!






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   Item 1.  Security and Issuer.

     This Statement relates to the common stock, $.01 par value
  (the "Common Stock") of Quipp, Inc., a Florida corporation (the
  "Issuer"). The principal executive offices of the Issuer are located at 4800 N.W. 157th Street, Miami, Florida 33014.


  Item 2.   Identity and Background.

     This Statement is being filed by James E. Pruitt, a United States citizen (the "Filing Person"). The present principal occupation of the Filing Person is Chairman and Chief Executive Officer of Opto-Mechanik, Inc. and his principal business office is 425 North Drive, Melbourne, Florida 32935.

     During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


  Item 3.   Source and Amount of Funds or Other Considerations.

     After being elected President and a director of the Issuer on April 3, 1989, the Filing Person acquired 19,400 shares of Common Stock through open market purchases paid for from personal funds. On December 12, 1990, the Filing Person was granted an option to purchase 100,000 shares of Common Stock. The Filing Person has exercised the option in full and paid the exercise price per share for the 100,000 shares purchased from personal funds.


  Item 4.   Purpose of Transaction.

     As set forth in Item 3, the Filing Person purchased shares after becoming President of the Issuer, and was granted an employee stock option to purchase 100,000 shares of Common Stock on December 12, 1990, which option was fully exercised by the Filing Person.

     The Filing Person is holding such shares for investment. The Filing Person has no specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of this Item 4.




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  Item 5.   Interest in Securities of the Issuer.

     The Filing Person beneficially owns 119,400 shares of Common
  Stock representing 7.4% of the outstanding Common Stock of the Issuer. The Filing Person has sole power to vote and dispose of all 119,400 shares.


  Item 6.   Contracts, Arrangements, Understandings of
            Relationships With Respect to Securities of the Issuer.

     None.


  Item 7.   Material to be Filed as Exhibits.

     None.


                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   July 20, 1995
                                   (Date)


                                   /s/ James E. Pruitt
                                   (Signature)


                                   James E. Pruitt
                                   (Name/Title)





















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